NOTICE TO READERS

This notice accompanies, and should be read in conjunction with news release #15-10 for Eldorado Gold Corporation filed June 29, 2015 via SEDAR with Canadian securities regulatory authorities under SEDAR Project Number 02368844. As the result of NI 43-101 standards, the news release has now been amended.